NORTHANN CORP.

9820 Dino Drive, Suite 110

Elk Grove, CA 95624

July 14, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:       Beverly Singleton

Martin James

Alexander King

Geoff Kruczek

Re:	Northann Corp. (the “Company”) Amendment No. 8 to Draft Registration Statement on Form S-1 Submitted May 25, 2023 CIK No. 0001923780

To whom it may concern:

This letter is in response to the letter dated May 30, 2023 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Northann Corp. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form S-1 (the “Amended Registration Statement”) is being submitted to accompany this letter.

Amendment No. 8 to Draft Registration Statement on Form S-1 Submitted May 25, 2023

Report of Independent Registered Public Accounting Firm

Review Report on Interim Financial Statements, page F-26

1)	In the first paragraph under Results of Review of Interim Financial Information, please have your auditor revise the report to clarify that it reviewed the statements of cash flows for the three month periods ended March 31, 2023 and 2022. The current disclosure states for the three nine-month periods ended March 31, 2023 and 2022. In the second paragraph under this same heading, please have your auditor revise the report to clarify that it previously audited the statements of operations and comprehensive income (loss), stockholders' deficit and cash flows for each of the years in the three-year period ended December 31, 2022. The current disclosure only refers to each of the years in the two year period ended December 31, 2022.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we included an updated report of our independent registered public accounting firm on page F-26.

Interim Consolidated Statements of Operations and Comprehensive Income (Loss), page F-28

2)	Revise the statement and all other sections of the filing, as applicable, to present all basic and diluted earnings per share amounts rounded to the nearest cent (i.e., only two decimal points), in order not to imply a greater degree of precision than exists.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we revised the disclosure on page F-28 of the Amended Registration Statement.

Exhibits

3)	Refer to Exhibit 23.1. Please clarify in the last sentence of the first paragraph that the audited financial statements of Northann Corp are for the years ended December 31, 2022, 2021 and 2020. The current disclosure states for the years ended December 31, 2022 and 2021.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we filed an updated consent letter as exhibit 23.1.

4)	Refer to Exhibit 99.1. The second paragraph appears to refer to the incorrect issuer of the securities listed on the registration statement. Also, the first paragraph on the page preceding the signature page of the opinion appears to include an impermissible limitation on reliance. Please file a revised opinion.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that our PRC counsel has revised its opinion and that we filed an updated opinion as exhibit 99.1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Northann Corp.

/s/ Lin Li
Name:	Lin Li
Title:	Chief Executive Officer